Lipidomics, Inc.
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017	For the Period March 3, 2016 (Inception) to December 31, 2016
Revenue	$ -	$ -
Cost of sales		-
Gross profit	-	-
Expenses:		
Business licenses and permits	354	
Dues and subscriptions	75	
Meals and entertainment	116	
Professional fees	9,363	1,679
Franchise tax	400	
Travel	6,062	71
Total expenses	16,370	1,750
Net income (loss)	$ (16,370)	$ (1,750)